Exhibit (a)(5)(xxvi)

Dear Oracle Employee,

As you know, we are making a tender offer for PeopleSoft shares at $19.50 per share. IT IS IMPERATIVE THAT YOU REVIEW ALL THE MATERIAL on Oracle’s website to thoroughly familiarize yourself with all aspects so you can answer questions that may arise. (You can get the latest information on In the Know and direct anyone interested in getting further information to go to www.oracle.com/peoplesoft).

PeopleSoft is using scare tactics with its customers. We need to ensure that we contact these customers so they understand the real facts. Also, you should engage Kevin Fitzgerald, Keith Block, Sergio Giacoletto, Luiz Meisler, Derek Williams, myself and Larry Ellison to help reach senior management at key customers around the world who have concerns. We are running ads and sending letters but we have to reach out and speak to these customers as well.

Our website contains much of what you should say but HERE ARE SOME KEY POINTS:

1.    Larry Ellison has committed publicly we will extend support of PeopleSoft version 7 two years beyond PeopleSoft’s current de-support date of December 2003, and he has committed we will support PeopleSoft Version 8 for another 10 years. PeopleSoft is claiming we will abandon their code – this is clear proof we won’t.

2.    We bought Rdb (DEC’s database product) almost 9 years ago. We said then that we would continue to support and enhance the Rdb product for years to come and take orders from existing customers (which is what we are saying to

PeopleSoft customers now). Almost 9 years later this is still the case, and there are still thousands of happy Rdb customers while the rest have migrated to Oracle based upon their own time schedules. If people doubt what we say, this is proof as to how we’ve actually behaved to back up our original promise.

3.    We’ve got more than twice as many applications developers as PeopleSoft. Together with their team we can both make an even better next generation product for both Oracle and PeopleSoft customers and be a more formidable alternative to SAP and Microsoft in the marketplace. We wouldn’t be offering to spend $6 billion if we didn’t think we could create a win-win for all customers and we’ll work hard to ensure this is the reality. PeopleSoft’s customers are understandably nervous right now given the half-truths being feed to them by PeopleSoft management so they need to have full information and over time I believe they will begin to see that value of this acquisition as the industry continues to rapidly consolidate.

4.    Please immediately forward any information and feedback as you hear it via contact.oracle@oracle.com to pass along information, feedback or questions that you would like answered. A PDF of Oracle’s advertising that has been placed in major publications is attached.

Sincerely,

Jeff Henley

Chief Financial Officer & Executive Vice President